Exhibit 99.1

5 May 2022

PureTech Health plc

PureTech Announces Share Buyback Programme of up to $50 million

Previous cash runway guidance into the first quarter of 2025 remains in place

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to discovering, developing and commercialising highly differentiated medicines for devastating diseases, today announces that its Board of Directors has approved a share buyback programme in respect of its ordinary shares of one pence each (“Ordinary Shares”) up to a maximum consideration of $50 million (the “Share Buyback Programme”).

The Share Buyback Programme follows consultation with shareholders and is consistent with PureTech’s capital allocation strategy1 and stated approach to drive additional value for its shareholders. The Company had consolidated cash and cash equivalents of $465.7 million and $413.2 million at December 31, 2021 and March 31, 2022, respectively. Given the strength of the Company’s balance sheet, the Board is confident that it can return this capital to shareholders while maintaining sufficient cash on hand to deliver on its strategy in line with its previous cash runway guidance into the first quarter of 2025, including the continued development and expansion of its Wholly Owned Pipeline and strategic investment in its Founded Entities.

The Share Buyback Programme will be limited to the lower of $50 million or 28,589,875 Ordinary Shares, in line with the general authority to repurchase shares, which was granted by shareholders at the most recent annual general meeting held on May 27, 2021, and it will be executed via open market purchases in accordance with applicable regulations, including those related to daily volume and price limitations. Further details of the Share Buyback Programme will follow.

This announcement includes information that is inside information as defined in Article 7 of the Market Abuse Regulation No.596/2014. The person responsible for arranging for the release of this announcement on behalf of PureTech Health plc is Bharatt Chowrira, President, Chief Business, Legal and Operating Officer, and Director.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercialising highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders.

This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 27 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorisation, as of the date of PureTech’s most recently filed Annual Report and corresponding Form 6-K. All of the underlying programmes and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on unique insights in immunology and drug development.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including those related to the Company’s share buyback programme, its guidance with respect to its cash runway, and its ability to fund and deliver on its strategy. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	As set out in its 2021 Annual Report and Accounts and Announcement of Annual Results for the year ended December 31, 2021 published on April 26, 2022.

Contact: PureTech Public Relations publicrelations@puretechhealth.com Investor Relations IR@puretechhealth.com

EU Media Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com

U.S. Media Nichole Sarkis +1 774 278 8273 nichole@tenbridgecommunications.com